April 29, 2019

Yanming Liu
Chief Executive Officer
Greencity Acquisition Corporation
Suite 807, Tower 2
Century Avenue
Pudong District
Shanghai, China

       Re: Greencity Acquisition Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 15, 2019
           CIK No. 0001768910

Dear Mr. Liu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Amended April 15, 2019

Certain Relationships and Related Party Transactions, page 123

1. Your response to prior comment 6 indicates that Tiger Zhang is a promoter. Please revise your disclosure in this section to provide all disclosures required by Regulation S-K Item
       404(c) with respect to that promoter.
Rights, page 130

2. With respect to the first three paragraphs of your response to prior comment 7, please confirm in response to this comment your understanding that you may not register
 Yanming Liu
Greencity Acquisition Corporation
April 29, 2019
Page 2
      additional shares underlying the rights pursuant to a post-effective amendment as that is prohibited by Securities Act Rule 413. Also, although we do not necessarily agree with the portions of your response indicating that the offering of the shares underlying your rights, if you were the surviving entity upon consummation of your initial business combination, would be eligible for the exemption provided under Securities Act
      Section 3(a)(9), or would not constitute a "sale" or an "offer to sell" as defined in
      Securities Act Section 2(a)(3), since we note that you have registered the offering of those shares on this registration statement, we do not have any further comments on that portion of your response at this time.
3. With respect to the last paragraph of your response to prior comment 7, we do not agree with your analysis that the offering of shares underlying the rights, if the company is not the surviving entity upon consummation of the initial business combination, would not constitute a "sale" or "offer to sell" as defined in Securities Act
Section 2(a)(3). Among
      other factors, we note your disclosure in the last paragraph on page 130 that if you enter into a definitive agreement for a business combination in which you will not be the surviving entity, the right holder will be required to indicate such holder's election to convert the rights into underlying shares of the surviving entity. Please revise your filing to add disclosure clarifying that should the company not be the surviving entity upon consummation of its initial business combination, and there is no effective registration statement for the offering of the shares underlying the rights, the rights could expire worthless and include appropriate risk factor disclosure.
Item 17. Undertakings, page II-2

4. We note your response to prior comment 9, however, it does not appear that you have added the undertakings as required by Regulation S-K 512(a). Please revise as appropriate.
       You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at
(202) 551-
3641 with any other questions.



                                                            Sincerely,
FirstName LastNameYanming Liu
                                                            Division of
Corporation Finance
Comapany NameGreencity Acquisition Corporation
                                                            Office of
Electronics and Machinery
April 29, 2019 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName